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                                                                  Exhibit 4.4(a)
                                AMENDMENT NO. 1
                                       TO
                                RIGHTS AGREEMENT


     This Amendment No. 1 to Rights Agreement (the "Agreement"), between Frontier Airlines, Inc., a Colorado corporation (the "Company"), and American Securities Transfer & Trust, Inc., a Colorado corporation (the "Rights Agent") is made as of June 30, 1997.

                                    RECITAL

     The Company and the Rights Agent wish to amend the Rights Agreement, dated February 20, 1997 (the "Rights Agreement") between the Company and the Rights Agent.

                                   AGREEMENT

     NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the Company and the Rights Agent agree as follows:

     Pursuant to Section 27 of the Rights Agreement, the Rights Agreement is hereby amended as follows:

     1. The first sentence of Section 1(a) is hereby amended in its entirety to read as follows:

          "Acquiring Person" means any Person that, together with all Affiliates and Associates of such Person, is the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding, but shall not include
          (i) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (ii) any Person who would otherwise become an Acquiring Person solely as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by the Company, unless and until such Person shall purchase or otherwise become the Beneficial Owner of additional shares of Common Stock constituting one-half of one percent or more of the then outstanding shares of

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          Common Stock other than pursuant to a Qualifying Offer or (iii) any
          Person that becomes the Beneficial Owner of 20% or more of the shares of Common Stock pursuant to a Qualifying Offer.

     2.   Section 1(l) is hereby amended in its entirety to read as follows:

          "Qualifying Offer" means a tender offer or exchange offer for, or merger proposal involving, all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Continuing Directors who are not officers or employees of the Company and who are not representatives, nominees, Affiliates or Associates of the Person making such offer, to be (a) at a price that is fair to Shareholders (taking into account all factors that such members of the Board deem relevant) and (b) otherwise in the best interests of the Company and its Shareholders.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                    FRONTIER AIRLINES, INC.


                                    By:_________________________________________
                                       President and Chief Executive Officer


                                    AMERICAN SECURITIES TRANSFER & TRUST, INC.


                                    By:_________________________________________
                                      Name:_____________________________________
                                      Title:____________________________________

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